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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549
                   ______________________________________

                                  FORM 6-K

                          Report of Foreign Issuer
                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                              File No. 0-17140

                            For October 9, 2002
                          Song Networks Holding AB
              (Translation of registrant's name into English)

                             Svardvagen 19 1tr,
                         SE-182 15 Danderyd, Sweden
                  (Address of principal executive offices)

 [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F x  Form 40-F
                                    ---           ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                     Securities Exchange Act of 1934.]

                              Yes     No   x
                                 ---      ---

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                             Index to Exhibits



Exhibit 1. Restructuring and Investment Agreement, dated October 8, 2002, by and among Song Networks Holding AB, Song Networks N.V., Vattenfall AB, Stena Adactum AB, Arrowhead AB and the Participating Bondholders, relating to the reorganization of the capital structure of Song Networks Holding AB and Song Networks N.V.

Exhibit 2. Share Purchase Agreement, dated October 8, 2002, by and between
           Vattenfall AB and Song Networks Holding AB, relating to all issued shares in Arrowhead AB.

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                                 SIGNATURES

     Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: October 9, 2002          By:  /s/ Tomas Franzen
                                         -------------------
                                         Name:    Tomas Franzen
                                         Title:   President and Chief
                                                  Executive Officer